Exhibit 99.1

News Release #04/2012
2012-01-18

Baja Mining Announces Further Draw of US$ 100 Million of Senior Debt for Boleo

Vancouver, January 18, 2012 - Baja Mining (TSX: BAJ-OTCQX: BAJFF) today announced that its 70 per cent-owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A de C.V. (MMB) drew a further US$ 100 million on January 17, 2012, the third draw on its senior debt facilities to date.

This brings the total debt drawn, including capitalized interest, to US$ 328 million. Senior and subordinated debt facilities total US$ 823 million.

The funds will be used to continue construction and development of the Boleo copper-cobalt-zinc manganese project located near Santa Rosalia, Baja California Sur, Mexico.

“We are very pleased to announce the third draw from our senior debt facility,” says Baja President and CEO John Greenslade. “This draw shows further support from our lenders as we continue to stay on schedule and on budget.”

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 per cent interest in the Boleo copper-cobalt-zinc-manganese Project, Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate holds the remaining 30 per cent. Boleo is permitted, fully funded, under construction with copper production targeted for 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 technical report confirmed Boleo can be developed economically at an after-tax IRR of 25.6 per cent. The Project, with a minimum scheduled mine life of 23 years, has a NPV of US$ 1.3 billion (8 per cent discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb Cu. Metal Prices are based on SEC pricing (2010 report including $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

“John W. Greenslade”

John W. Greenslade, President & CEO

For further information please contact Kendra Low, Vice President Administration & Corporate Secretary, at 604 685 2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions

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News Release #04/2012
2012-01-18

and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

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